UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 2, 2018

________________

NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Trading in Novo Nordisk shares by board members, executives and associated persons on 1 February 2018

Bagsværd, Denmark, 2 February 2018 — This document discloses the data of the transaction(s) made in Novo Nordisk shares by the company’s board members, executives and their associated persons in accordance with Article 19 of Regulation No. 596/2014 on market abuse.

The company’s board members, executives and their associated persons have given Novo Nordisk power of attorney on their behalf to publish trading in Novo Nordisk shares by the company’s board members, executives and their associated persons.

Please find below a statement of such trading in shares issued by Novo Nordisk.

As from 2004, members of Novo Nordisk's Executive Management and other members of the Senior Management Board have participated in a long-term share-based incentive programme where a proportion of the calculated shareholder value creation has been allocated to a joint pool for the participants. In 2014, six current members of Executive Management (as well as other members of senior management) participated in the programme, where shares were allocated to the joint pool and the market value of the scheme was expensed in the accounts for 2014. In accordance with the principles of the programme, the Board of Directors of Novo Nordisk A/S on 31 January 2018 evaluated that the conditions for release of the joint pool of shares have been fulfilled. Accordingly, shares in the joint pool were transferred on 1 February 2018 to the six current members of Executive Management as well as other current and former members of senior management. The reporting below reflects the transfer of such shares to the six members of Executive Management.

As of 2007, a number of key employees below senior management level have also participated in a share-based programme with similar performance criteria as the programme for senior management. A programme was established for 2014, and a current employee-elected member of the Board of Directors and two current Executive Vice Presidents have participated in this programme. In line with the programme for senior management, the Board of Directors of Novo Nordisk A/S on 31 January 2018 evaluated that the conditions for release of the shares have been fulfilled and the shares were transferred to the participants on 1 February 2018 accordingly. The reporting below reflects the transfer of such shares to the employee-elected member of the Board of Directors and the Executive Vice Presidents.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Liselotte Hyveled
2	Reason for the notification
a)	Position/status	Member of the Board of Directors (employee representative)
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument, Identification code	Shares Novo Nordisk B DK0060534915
b)	Nature of the transaction	Other transaction (transfer of shares in accordance with long-term incentive programme)

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 0.00	500 shares

d)	Aggregated information - Aggregated volume - Price	500 shares DKK 0,00
e)	Date of the transaction	1 February 2018
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Inkerman Holding AS associated to Helge Lund
2	Reason for the notification
a)	Position/status	Member of the Board of Directors
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument, Identification code	Shares Novo Nordisk B DK0060534915
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 316.1415	3,000 shares

d)	Aggregated information - Aggregated volume - Price	3,000 shares DKK 316.1415
e)	Date of the transaction	1 February 2018
f)	Place of the transaction	Nasdaq Copenhagen

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Søren Thuesen Pedersen
2	Reason for the notification
a)	Position/status	Member of the Board of Directors (employee representative)
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument, Identification code	Shares Novo Nordisk B DK0060534915
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 314.00	75 shares

d)	Aggregated information - Aggregated volume - Price	75 shares DKK 314.00
e)	Date of the transaction	1 February 2018
f)	Place of the transaction	Nasdaq Copenhagen

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Lars Fruergaard Jørgensen
2	Reason for the notification
a)	Position/status	President and CEO
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument, Identification code	Shares Novo Nordisk B DK0060534915
b)	Nature of the transaction	Other transaction (transfer of shares in accordance with long-term incentive programme)

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 0.00	11,866 shares

d)	Aggregated information - Aggregated volume - Price	11,866 shares DKK 0.00
e)	Date of the transaction	1 February 2018
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Jesper Brandgaard
2	Reason for the notification
a)	Position/status	EVP, chief financial officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument, Identification code	Shares Novo Nordisk B DK0060534915
b)	Nature of the transaction	Other transaction (transfer of shares in accordance with long-term incentive programme)

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 0.00	16,054 shares

d)	Aggregated information - Aggregated volume - Price	16,054 shares DKK 0.00
e)	Date of the transaction	1 February 2018
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Jesper Brandgaard
2	Reason for the notification
a)	Position/status	EVP, chief financial officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument, Identification code	Shares Novo Nordisk B DK0060534915
b)	Nature of the transaction	Sale of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 313.95	16,054 shares

d)	Aggregated information - Aggregated volume - Price	16,054 shares DKK 313.95
e)	Date of the transaction	1 February 2018
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Maziar Mike Doustdar
2	Reason for the notification
a)	Position/status	EVP, International Operations
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument, Identification code	Shares Novo Nordisk B DK0060534915
b)	Nature of the transaction	Other transaction (transfer of shares in accordance with long-term incentive programme)

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 0.00	6,429 shares

d)	Aggregated information - Aggregated volume - Price	6,429 shares DKK 0.00
e)	Date of the transaction	1 February 2018
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Maziar Mike Doustdar
2	Reason for the notification
a)	Position/status	EVP, International Operations
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument, Identification code	Shares Novo Nordisk B DK0060534915
b)	Nature of the transaction	Sale of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 313.95	6,429 shares

d)	Aggregated information - Aggregated volume - Price	6,429 shares DKK 313.95
e)	Date of the transaction	1 February 2018
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Lars Green
2	Reason for the notification
a)	Position/status	EVP, Business Services & Compliance
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument, Identification code	Shares Novo Nordisk B DK0060534915
b)	Nature of the transaction	Other transaction (transfer of shares in accordance with long-term incentive programme)

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 0.00	6,429 shares

d)	Aggregated information - Aggregated volume - Price	6,429 shares DKK 0.00
e)	Date of the transaction	1 February 2018
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Lars Green
2	Reason for the notification
a)	Position/status	EVP, Business Services & Compliance
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument, Identification code	Shares Novo Nordisk B DK0060534915
b)	Nature of the transaction	Sale of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 313.95	6,429 shares

d)	Aggregated information - Aggregated volume - Price	6,429 shares DKK 313.95
e)	Date of the transaction	1 February 2018
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Lars Green
2	Reason for the notification
a)	Position/status	EVP, Business Services & Compliance
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument, Identification code	Shares Novo Nordisk B DK0060534915
b)	Nature of the transaction	Sale of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 320.00	3,001 shares
		DKK 320.00	112 shares
		DKK 320.00	480 shares
		DKK 320.00	240 shares
		DKK 320.00	1,598 shares
		DKK 320.00	800 shares
		DKK 320.00	187 shares
		DKK 320.00	125 shares
		DKK 320.00	400 shares
		DKK 320.00	10 shares
		DKK 320.00	1,151 shares
		DKK 320.00	1,896 shares

d)	Aggregated information - Aggregated volume - Price	10,000 shares DKK 320.00
e)	Date of the transaction	1 February 2018
f)	Place of the transaction	Nasdaq Copenhagen

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Doug Langa
2	Reason for the notification
a)	Position/status	EVP, North America Operations
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument, Identification code	Shares Novo Nordisk B DK0060534915
b)	Nature of the transaction	Other transaction (transfer of shares in accordance with long-term incentive programme)

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 0.00	2,000 shares

d)	Aggregated information - Aggregated volume - Price	2,000 shares DKK 0.00
e)	Date of the transaction	1 February 2018
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Camilla Sylvest
2	Reason for the notification
a)	Position/status	EVP, Commercial Strategy & Corporate Affairs
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument, Identification code	Shares Novo Nordisk B DK0060534915
b)	Nature of the transaction	Other transaction (transfer of shares in accordance with long-term incentive programme)

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 0.00	1,938 shares

d)	Aggregated information - Aggregated volume - Price	1,938 shares DKK 0.00
e)	Date of the transaction	1 February 2018
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Mads Krogsgaard Thomsen
2	Reason for the notification
a)	Position/status	EVP, chief science officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument, Identification code	Shares Novo Nordisk B DK0060534915
b)	Nature of the transaction	Other transaction (transfer of shares in accordance with long-term incentive programme)

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 0.00	16,054 shares

d)	Aggregated information - Aggregated volume - Price	16,054 shares DKK 0.00
e)	Date of the transaction	1 February 2018
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Mads Krogsgaard Thomsen
2	Reason for the notification
a)	Position/status	EVP, chief science officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument, Identification code	Shares Novo Nordisk B DK0060534915
b)	Nature of the transaction	Sale of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 313.95	16,054 shares

d)	Aggregated information - Aggregated volume - Price	16,054 shares DKK 313.95
e)	Date of the transaction	1 February 2018
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Henrik Wulff
2	Reason for the notification
a)	Position/status	EVP, Product Supply
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument, Identification code	Shares Novo Nordisk B DK0060534915
b)	Nature of the transaction	Other transaction (transfer of shares in accordance with long-term incentive programme)

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 0.00	8,659 shares

d)	Aggregated information - Aggregated volume - Price	8,659 shares DKK 0.00
e)	Date of the transaction	1 February 2018
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Henrik Wulff
2	Reason for the notification
a)	Position/status	EVP, Product Supply
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument, Identification code	Shares Novo Nordisk B DK0060534915
b)	Nature of the transaction	Sale of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 313.95	8,659 shares

d)	Aggregated information - Aggregated volume - Price	8,659 shares DKK 313.95
e)	Date of the transaction	1 February 2018
f)	Place of the transaction	Outside a trading venue

Definitions and background information:

Publication

Publication shall take place no later than three working days after the trading by board members, executives or their associated persons. Publication is only required when the total amount of transactions of a specific board member/executive and his/her associated persons in any one calendar year has reached 20,000 EUR.

Who are board members, executives and associated persons?

Board members and executives are members of the Board of Directors and Executive Management, respectively, of Novo Nordisk A/S. Associated persons are defined as the following persons associated to a board member/executive: 1) spouse or cohabitant, 2) children under the age of 18 years, 3) Other relatives defined as brothers, sisters, parents, grandparents, children, grandchildren, cousins etc. who have shared the same household with a board member or executive for a period of at least one year on the date of the given transaction and 4) any legal persons, trust, or partnership, the managerial responsibilities of which are discharged by a board member/executive or by a person referred to in items 1)-3) above, or which is directly or indirectly controlled by such a person, or which is set up for the benefit of such a person, or the economic interests of which are substantially equivalent to those of such a person.

What is trading/transaction?

Trading is any kind of transaction, including shares and share related securities purchased or otherwise acquired, sold or otherwise disposed, gifts, mortgages, heritage and grants, allotments and exercise of options.

What is financial instrument and ID code?

Financial instrument includes shares listed on the Nasdaq Copenhagen and ADRs listed on New York Stock Exchange, except for ADRs held in 401(k) retirement plan by US-based employees. The ID code is the code (ISIN DK0060534915) of the Novo Nordisk share on the Nasdaq Copenhagen or the code (NVO) on New York Stock Exchange.

What is date and place of transaction?

Date of transaction is the actual transaction date. The place of transaction is the actual place of transaction, i.e. Nasdaq Copenhagen or New York Stock Exchange.

What is the volume and price of transaction and aggregated information?

The volume of transaction is the number of shares (of DKK 0.20 nominal value) or other financial instruments traded. In case of a single transaction the price is the price of that single transaction. In case of multiple transactions, when the transactions relates to the same financial instrument, are of the same nature, are executed on the same day and are executed on the same place, the volume must be aggregated. The price of the aggregated transactions is the weighted average price.

The exchange rate of the Danish Central Bank (Nationalbanken) on the date of transaction is used for calculating the transaction value in DKK in case of ADRs listed on New York Stock Exchange.

Novo Nordisk is a global healthcare company with 95 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat obesity, haemophilia, growth disorders and other serious chronic diseases. Headquartered in Denmark, Novo Nordisk employs approximately 42,100 people in 79 countries and markets its products in more than 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube

Further information

Media:
Katrine Sperling	+45 4442 6718	krsp@novonordisk.com
Ken Inchausti (US)	+1 609 786 8316	kiau@novonordisk.com
Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Hanna Ögren	+45 3079 8519	haoe@novonordisk.com
Anders Mikkelsen	+45 3079 4461	armk@novonordisk.com
Christina Kjær	+45 3079 3009	cnje@novonordisk.com
Kasper Veje (US)	+1 609 235 8567	kpvj@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 7 / 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 2, 2018	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer